Exhibit 99.4

THIRD AMENDMENT

OF

HANESBRANDS INC. RETIREMENT SAVINGS PLAN

(As Amended and Restated Effective as of January 1, 2017)

WHEREAS, Hanesbrands Inc. (the “Company”) maintains the Hanesbrands Inc. Retirement Savings Plan (As Amended and Restated Effective as of January 1, 2017) (the “Plan”); and

WHEREAS, the Plan has previously been amended, and further amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue of the power reserved to the Company by Subsection 15.01 of the Plan, and in exercise of the authority delegated to the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Administrative Committee”) by resolution of the Board of Directors of the Company, the Plan is hereby amended in the following particulars, effective January 1, 2023:

1.             Effective January 1, 2020, by substituting the following for Subsection 2.59 of the Plan:

“2.59 Required Commencement Date

‘Required Commencement Date’ means the April 1 of the calendar year next following the later of (i) the calendar year in which the Participant attains age 72 (or, for distributions required to be made with respect to individuals who attained age 70-1/2 on or before December 31, 2019, age 70-1/2) or (ii) the calendar year in which his or her Separation Date occurs; provided, however, that the Required Commencement Date of a Participant who is a five percent owner (as defined in Section 416 of the Code) of an Employer or a Controlled Group Member with respect to the Plan Year ending in the calendar year in which he or she attains age 72 (or, for distributions required to be made with respect to individuals who attained age 70-1/2 on or before December 31, 2019, age 70-1/2) shall be April 1 of the next following calendar year.”

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2.             By substituting the following for Subparagraph 3.01(a)(i) of the Plan:

“(i)	With respect to Before-Tax Contributions, Catch-Up Contributions, Roth Contributions, Roth Catch-Up Contributions, and Matching Contributions, upon his or her date of hire or rehire as an Eligible Employee;”

3.             By substituting the following for Subsection 3.02 of the Plan:

“3.02 Covered Group

Covered Groups under the Plan include such Employees as are designated by an Employer other than (a) Employees employed in Puerto Rico, (b) Employees covered by a collective bargaining agreement which agreement does not provide for participation in the Plan; provided that participation in the Plan was the subject of good faith bargaining, and (c) Employees classified as interns. Designation of a Covered Group when made by the Company shall be effected by action of the Committee or by a person or persons authorized by said Committee. Designation of a Covered Group when made by any other Employer shall be effected by action of that Employer’s board of directors or a person or persons so authorized by that board, subject to the consent of the Committee.”

4.             By substituting the following for Paragraph 3.01(c) of the Plan:

“(c)	Automatic Deferral Election. Notwithstanding Subparagraphs (a) and (b) above, each individual who first becomes an Eligible Employee on or after January 1, 2023 will be deemed to have automatically elected to have four percent of his or her Compensation contributed to the Plan as Before-Tax Contributions beginning as soon as administratively possible after the individual’s date of hire or rehire. Prior to the date on which an automatic deferral election becomes effective, the Eligible Employee shall be provided with a notice that explains the automatic deferral feature, the Eligible Employee’s right to elect not to have his or her Compensation automatically reduced and contributed to the Plan as Before-Tax Contributions, to have another percentage contributed or to elect Roth Contributions, and the procedure for making an alternate election. The Eligible Employee shall have a reasonable period before the deemed Before-Tax Contribution rate becomes effective in which to elect to receive the Compensation in the form of cash in lieu of making Before-Tax Contributions. The Plan’s automatic deferral features shall be administered in accordance with rules and procedures established by the Committee and in a manner intended to satisfy the requirements of Section 401(k)(13)(B) of the Code and the Treasury Regulations and other guidance issued thereunder. An automatic deferral election shall be treated for all purposes of the Plan as a voluntary deferral election.

Notwithstanding the foregoing, each individual who was hired or rehired on or after January 1, 2008 and before January 1, 2023 first became an Eligible Employee with respect to Before-Tax Contributions, Catch-Up Contributions, Roth Contributions, Roth Catch-Up Contributions, and Matching Contributions after completing at least 30 days of Service following his or her date of hire or rehire. Each such Eligible Employee was deemed to have automatically elected to have four percent of his or her Compensation contributed to the Plan as Before-Tax Contributions beginning as soon as administratively possible after the end of the 30 day eligibility period. In addition, each Participant as of January 1, 2008 who was deemed to have not previously made an affirmative election under the Plan was automatically enrolled at the four percent contribution level effective January 1, 2008. Each such Eligible Employee was provided with a notice as described in the preceding paragraph prior to the date an automatic deferral election became effective.”

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5.             Effective January 1, 2020, by substituting the following for Subparagraph 10.09(a)(i) of the Plan:

“(i)	If the Participant’s surviving Spouse is the Participant’s sole Designated Beneficiary, then distributions to the surviving Spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 72 (or, for distributions required to be made with respect to individuals who attained age 70-1/2 on or before December 31, 2019, age 70-1/2), if later.”

6.             Effective as of March 27, 2020, by adding a new Supplement E, in the form attached hereto, to the Plan, immediately following Supplement D thereof.

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IN WITNESS WHEREOF, the Administrative Committee has caused this amendment to be executed by its duly authorized Committee Delegate this 30th day of December, 2022.

HANESBRANDS INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Virginia Piekarski
Administrative Committee Member

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SUPPLEMENT E

Special Provisions Regarding Distributions, Suspension of Loan Repayments and
Suspension of Required Minimum Distributions Under the CARES Act

E-1.         Purpose. The provisions of this Supplement E apply only to distributions made, loan repayments extended and required minimum distribution payments suspended under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”). This Supplement E shall be administered in accordance with the CARES Act, IRS Notice 2020-50, IRS Notice 2020-51, and any other related guidance. The provisions of this Supplement E will supersede the provisions of the Plan to the extent necessary to eliminate any inconsistency between the Plan and this Supplement E. Except to the extent expressly provided, the benefits provided under this Supplement E are subject to all of the terms and conditions of the Plan. Unless specified otherwise, terms used in this Supplement E that are defined in the Plan will have the same meanings given them in the Plan.

E-2.         Qualified Individual. For purposes of this Supplement E, a “Qualified Individual” means a Participant or Beneficiary:

(a)	who is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (referred to collectively in this notice as COVID-19) by a test approved by the Centers for Disease Control and Prevention (including a test authorized under the Federal Food, Drug, and Cosmetic Act);

(b)	whose spouse or dependent (as defined in Code Section 152) is diagnosed with COVID-19 by a test approved by the Centers for Disease Control and Prevention (including a test authorized under the Federal Food, Drug, and Cosmetic Act;

(c)	who experiences adverse financial consequences as a result of (i) the Participant or Beneficiary being quarantined, being furloughed or laid off, or having work hours reduced due to COVID-19; (ii) the Participant or Beneficiary being unable to work due to lack of childcare due to COVID-19; (iii) closing or reducing hours of a business owned or operated by the Participant or Beneficiary due to COVID-19; (iv) the Participant or Beneficiary having a reduction in pay (or self-employment income) due to COVID-19 or having a job offer rescinded or start date for a job delayed due to COVID-19; (v) the Participant’s or Beneficiary’s spouse or a person who shares the Participant’s or Beneficiary’s principal residence being quarantined, being furloughed or laid off, or having work hours reduced due to COVID-19, being unable to work due to lack of childcare due to COVID-19, having a reduction in pay (or self-employment income) due to COVID-19, or having a job offer rescinded or start date for a job delayed due to COVID-19; or (vi) closing or reducing hours of a business owned or operated by the Participant’s or Beneficiary’s spouse or a person who shares the Participant’s or Beneficiary’s principal residence due to COVID-19.

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The Committee may rely on a Participant’s or Beneficiary’s certification that he satisfies the conditions to be a Qualified Individual, unless the Committee has actual knowledge to the contrary.

E-3.         CARES Act Distributions. A Qualified Individual may elect to take an in-service withdrawal or distribution from his Account during the period beginning April 1, 2020 and ending December 30, 2020 (a “CARES Act Distribution”), notwithstanding the fact that the in-service withdrawal or distribution may occur before the Qualified Individual is otherwise entitled to an in-service withdrawal or distribution under the Plan. The total amount available for a CARES Act Distribution under the Plan (and all plans maintained by any Related Entity) shall not exceed $100,000, including any CARES Act Distributions received by the Qualified Individual for all prior taxable years. CARES Act Distributions shall not be treated as eligible rollover distributions for purposes of Code Sections 401(a)(31), 402(f), and 3405 regarding the requirements for direct rollovers of eligible rollover distributions, tax notice, and tax withholding requirements, respectively. A Qualified Individual who is a Participant (but not Beneficiary) may, during the three (3)-year period beginning on the day after he receives a CARES Act Distribution, and in accordance with the procedures prescribed by the Committee, make one or more contributions to the Plan in an aggregate amount not to exceed the amount of such CARES Act Distribution. Any such recontributed amounts shall be treated as rollover contributions pursuant to Section 3.06 of the Plan.

E-4.         Extension of Loan Repayments. A Qualified Individual who has an outstanding loan on or after April 1, 2020, may elect to have his obligation to make repayments with respect to such loan suspended for any period beginning on and after April 1, 2020, and ending no later than December 31, 2020 (such period, the “suspension period”). The loan repayments with respect to any such loan shall resume in January 2021, after the end of the suspension period. Such repayments shall be appropriately adjusted to reflect the delay in repayments during the suspension period and any interest accrued during such suspension period, in accordance with the procedures prescribed by the Committee. In addition, the term of the loan may be extended by the duration of the suspension period, in accordance with the rules prescribed by the Committee.

E-5.         Suspension of 2020 Required Minimum Distributions. A Participant or Beneficiary who would have been required to receive required minimum distributions in 2020 (or in 2021 for the 2020 calendar year for a Participant with a required beginning date of April 1, 2021), but for the enactment of Code Section 401(a)(9)(I), will not receive such distributions for 2020, unless he elects otherwise. Required minimum distributions paid to a Participant or Beneficiary, in accordance with such Participant’s or Beneficiary’s election to receive his required minimum distribution under this Paragraph E-5, will be treated as an eligible rollover distribution.

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